Filed by Cooper Industries plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer’s SEC File No.: 1-31330
Date: June 1, 2012

Eaton / Cooper Acquisition Executive Compensation Update May 2012

Bonus

Unless otherwise governed by statutory requirements or a local bonus scheme,
–
If closing occurs before March 15, 2013, you must be employed on the earlier of the transaction close date and December 31, 2012 to receive a 2012 bonus payment, or
–
If closing occurs on or after March 15, 2013, the 2012 bonus eligibility and payment will be handled in accordance with standard
Cooper policy (i.e. must be employed on March 15, 2013 to be eligible for payment)
Bonus will be based on 2012 actual performance
Regardless of closing date, bonus will be paid during normal course (March 2013)
After closing, Eaton has committed not to reduce your total
annual target cash compensation opportunity for a period of 1 year

Equity Considerations

All Cooper equity awards vest immediately upon transaction closing and pay within 7 calendar days
Cooper has 2 equity plans
– Grants prior to 7/31/2011 and grants on or after 7/31/2011
In general, when determining value for CBE shares/equivalents, 1 CBE share = 0.77479 NEWCO shares + $39.15 (Scheme Consideration).
Fractional shares converted to cash
Statutory tax withholding (minimum 25% / 35% Federal tax in the US)
will apply to all distributions
Termination prior to deal closing generally results in forfeiture of all outstanding equity awards, subject to rights under applicable award agreements
Equity information can be viewed online on the MorganStanley
SmithBarney (MSSB) Website at www.benefitaccess.com
Eaton will determine equity eligibility and participation level for individuals going forward

Stock Option Example at Closing
Options Granted Prior to
7/31/2011
Options Granted On or After
7/31/2011
Assumptions CBE Stock Options:  1,000
CBE Stock Price at Close:  $75.00*
Stock Option Grant Price:  $60.00
ETN Stock Price (Avg of Price 5 Days Prior to Close):  $46.27*
Formula 1,000 Options X ($75-$60) =
$15,000
1,000 Options X ($75- $60) = $15,000
$15,000 / $75 = 200 CBE Share Equivalents
Employee Will Receive:
200 X $39.15 = $7,830 Cash**
200 X 0.77479 = 154 NEWCO Shares
Fractional Share: 0.958 X $46.27 = $44.32 Cash
Payment
Method
Cash NEWCO Shares & Cash

Different formula applied as a result of 2 different stock plans
(values should be essentially the same)
The following is an illustrative example only.  The actual calculation of the cash and stock you will receive in the transaction will be based on the agreement terms and the actual trading prices of Cooper and Eaton at the time of close.
*Cooper stock price on the date of close should be approximately the same as the purchase price (Transaction Consideration).
This example assumes Eaton shares are valued at $46.27 ($39.15 + [$46.27 x 0.77479] = $75).   Actual prices at closing will vary.
**Cash to be paid in lieu of fractional shares

Performance Shares (PS)
At the time of closing, outstanding Performance
Shares (PS)
–
Granted prior to 7/31/2011 will be immediately vested at
“Target” level, and
–
Granted on or after 7/31/2011 will be immediately vested at the greater of “Target” level and actual performance extrapolated over the performance period
Awards will be converted as follows:
–
0.77479 X # of PS = # of NEWCO Shares*, and
–
$39.15 X # of PS = $ Cash
Accrued dividend equivalents will be paid through
closing for each Performance Share (PS)
*Cash to be paid in lieu of fractional shares

“Target” level is equal to 1.5x “Good” level
(“Good” level visible on MSSB website)

Restricted Stock Units (RSUs)
At the time of closing, unvested Restricted Stock
Units (RSUs) will be immediately vested
Awards will be converted as follows:
–
0.77479 X # of RSUs = # of NEWCO Shares*, and
–
$39.15 X # of RSUs = $ Cash
Accrued dividend equivalents will be paid through
closing for each Restricted Stock Unit (RSU)
*Cash to be paid in lieu of fractional shares

Global
Please note that this document is intended to provide you with only a summary of certain employment-related matters and other matters relating to the transaction. Additional detail will be provided in the Joint Proxy Statement/Prospectus that will be filed with the U.S. Securities and Exchange Commission in connection with the transaction. The description in this document is qualified in its entirety by reference to the Transaction Agreement and to the information that will be included in the Joint Proxy Statement/Prospectus.
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
A registration statement on Form S-4 will be filed that will include the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc
(“Cooper”) that also constitutes a Prospectus of Eaton Global Corporation Plc (1) (“Eaton Global Plc”). Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Eaton,
Cooper, Eaton Global Plc, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Joint Proxy
Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Global Plc, Eaton and Cooper through the website maintained by the SEC at
www.sec.gov.
In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus
(including the Scheme) and other documents filed by Eaton and Eaton Global Plc with the SEC by contacting Don Bullock from Eaton by calling (216) 523-
5127, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.
PARTICIPANTS IN THE SOLICITATION
Cooper, Eaton and Eaton Global Plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information
regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper's directors and executive officers is contained in
Cooper's Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton's directors and executive officers is contained in Eaton's Annual Report on Form 10-K for the year ended
December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.
(1) Expected name, or a variant thereof

Global
COOPER SAFE HARBOR STATEMENT
This communication may contain forward-looking statements concerning the Acquisition, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate,"
"expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.
No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Cooper.
STATEMENT REQUIRED BY THE TAKEOVER RULES
The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of
Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.
Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under
Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).
Goldman Sachs is acting exclusively for Cooper and no one else in connection with the Acquisition and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Acquisition, the contents of this communication or any transaction or arrangement referred to herein.